WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
e-mail:  Michael@GoPublicDirect.com

February 9, 2012

Ms. Allicia Lam
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Golden Oasis New Energy Group, Inc. Registration Statement on Form S-1/A Amendment No. 5. File No. 333-175482

Dear Ms. Lam:
We have filed on EDGAR the above Amendment No. 5.

We have updated the January 2012 disclosure on page 6 to February 2012.

The auditor has revised their opinion to read as follows:  “We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).”

We will file our request for acceleration after this amendment is filed consistent with our telephone conversation yesterday.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.